FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 24, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                                                                         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                                                                                        No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                                                                                        No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                                                                                        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to the CONASEV dated February 20, 2003, relating to Telefónica del Perú S.A.A.’s presentation of its new tariff scheme proposal to OSIPTEL.

2.

Free translation of a letter to the CONASEV dated February 20, 2003, relating to a press release, enclosed therewith, regarding Telefónica del Perú S.A.A.’s presentation of its new tariff scheme proposal to OSIPTEL.

3.	Free translation of the enclosed press release.

Item 1

TRANSLATION

GGR-135-A-    -2003

Lima, February 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:  Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and other Communications, Telefónica del Perú S.A.A. informs that today we have presented to OSIPTEL a new tariff scheme proposal.

This proposal will be evaluated by OSIPTEL, and in case it is approved, we will inform the market of it as a Key Event, and at the same time, we will send the evaluation of the estimated impact on the company’s revenues.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 2

TRANSLATION

GGR-135-A-0087-2003

Lima, February 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Other Communications

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, Telefónica del Perú S.A.A. encloses, herewith, the press release sent today for the distribution by various media regarding the new proposal presented to OSIPTEL regarding the tariff scheme.

Best regards,

Julia María Molares Valentín

Representative to the Stock Exchange

2

Item 3

TELEFÓNICA SUBMITS RATE PROPOSAL TO OSIPTEL

–	Set of rate plans that benefits all its customers.

Telefónica submitted its rate proposal today, pursuant to the current regulations and as ordered by Osiptel.

Under the new plans submitted by Telefónica for consideration by the regulatory entity, new possibilities are made available to the customer so that they may pay less for services, by choosing the most convenient plan for them.

The company has made this proposal on the understanding that it suits and benefits all its customers, especially for the poorest, by retaining the free sixty minutes and by facilitating access to telephone service for those who do not have it.

Lima, February 20, 2003

3

1.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: February 24, 2003	By:	/S/ JULIA MARÍA MORALES VALENTIN
		Name:	Julia María Morales Valentin
		Title:	General Counsel of Telefónica del Perú S.A.A.